January 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	OCA Acquisition Corp.
Registration Statement on Form S-1
File No. 333-251617

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the underwriters for the proposed public offering of units of OCA Acquisition Corp. (the “Company”) pursuant to the above-referenced Registration Statement, hereby join in the request of the Company for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 p.m., Eastern time, on January 14, 2021, or as soon as possible thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, we advise you that, as of the date hereof, we expect to distribute approximately 1,150 copies of the Preliminary Prospectus, dated January 11, 2021, to prospective dealers, institutional investors, retail investors and others.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced proposed offering.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Craig DeDomenico
Name:	Craig DeDomenico
Title:	Managing Director

NOMURA SECURITIES INTERNATIONAL, INC.

By:	/s/ James Chenard
Name:	James Chenard
Title:	Managing Director